Second Quarter FY25 Earnings Presentation TUESDAY, NOVEMBER 12th WEDNESDAY, NOVEMBER 13th DUBLINCHICAGO SYDNEY | | | Exhibit 99.5

2 Q2 FY25 Earnings Presentation Cautionary Note and Use of Non-GAAP Measures This Earnings Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions, beliefs and general good faith evaluation of information available at the time the forward-looking statements were made concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements or rely upon them as a guarantee of future performance or results or as an accurate indication of the times at or by which any such performance or results will be achieved. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Earnings Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended March 31, 2024, which include, but are not necessarily limited to risks such as changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Presentation except as required by law. This Earnings Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Earnings Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. In addition, this Earnings Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Earnings Presentation to the equivalent GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements. See slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted. Investor Contact Joe Ahlersmeyer, CFA Vice President, Investor Relations joe.ahlersmeyer@jameshardie.com

3 Q2 FY25 Earnings Presentation Agenda Business Update & Strategy Financial Review Guidance & Outlook Key Messages Aaron Erter Chief Executive Officer Rachel Wilson Chief Financial Officer Q&A

4 Q2 FY25 Earnings Presentation Delivering on Our Commitments Managing Decisively Investing for Future Growth Executing Our Strategy Key Messages Our Operational Focus Achieved Our Q2 Guidance Outperforming the Market Keeping Our Commitments Consistent Results Delivery  717 mmsft North America Volume  29.0% North America EBIT Margin  $157mm Total Adjusted Net Income Delivering On Our Commitments Through A Challenging Market Delivering Value for Our Customers

Segment Business Update







North America Fiber Cement

- ✓ **Outperforming our end markets** through our superior value proposition; **driving leading margins** despite intensifying raw material headwinds.
- ✓ **Aligning our capacity to demand and preparing our production network** for market recovery and sustained growth from **material conversion** opportunity.
- ✓ **Investing across the value chain** to grow our contractor base and reaccelerate homeowner demand to capture the **R&R opportunity** as affordability pressures moderate.
- ✓ **Growing share with large builders**, deepening exclusivity arrangements, increasing trim attachment and expanding our geographic relationships.

Asia Pacific Fiber Cement

- ✓ **Growing our share in Australia & New Zealand**, despite continued challenges in the end markets.
- ✓ Seeing continued **early green shoots** with modest recovery within our core products.
- ✓ **Driving HOS savings** to support our strong **financial performance.**
- ✓ **Focusing on markets where we have the Right to Win** following our decision to cease manufacturing and wind down commercial operations in the Philippines.

Europe Building Products

- ✓ **Positioning** to capture improvement in UK residential construction in the coming year. Germany is likely to see a more gradual improvement.
- ✓ Making investments in sales teams to **accelerate growth in high-value products.**
- ✓ Leveraging **product depth and breadth** to create value for and win with our customers.

Across Our Regions We Are Preparing to Accelerate Our Market Outperformance

JamesHardie
5 | Q2 FY25
Earnings Presentation

6 Q2 FY25 Earnings Presentation 1 2 3Profitably grow and take share where we have the right to win Bring our customers high valued, differentiated solutions Connect and influence all the participants in the customer value chain Our Strategy Spans the Value Chain Homeowner Focused, Customer and Contractor Driven Innovative Solutions Brand of Choice Strategic Initiatives Supported By Our Foundational Imperatives Enabled By Customer Integration Capacity Expansion

7 Q2 FY25 Earnings Presentation Flywheel for Long-Term Value Creation Long-Term Value Creation Driving Long-Term Profitable Share Gain Taking Share from Competing Substrates within R&R and New Construction Supporting the Growth of Our Partners Through Unrivaled Support and Localized Manufacturing Creating Demand Across the Customer Value Chain The Brand of Choice for Homeowners, Customers & Contractors Providing Customers With Innovative Product Solutions Trusted Brand with Beautiful Aesthetics, Superior Durability and Low Maintenance Homeowner Focused, Customer and Contractor Driven

8 Q2 FY25 Earnings Presentation Positioned to Outperform the Market and Deliver on Our FY25 Commitments Planning for Profitable Growth in FY26 Financial Key Messages Achieved Our Q2 Guidance Fortifying our Liquidity Position and Leverage Profile Consistent Results Delivery

9 Q2 FY25 Earnings Presentation Second Quarter FY25 Financial Highlights Net Sales Adjusted EBITDA Share Repurchases Adjusted Net Income Achieved Growth in ASP Across our Regions Comparing vs. Record Q2 Results in FY24 Comparing vs. Record Q2 Results in FY24 Completed $300mm Program in Q2 New $300mm Program Authorized in November 2024 (4%) (8%) (12%) +$300mm Delivering Solid Financial Performance and Diligently Allocating Capital $961mm $263mm $157mm $75mm

Second Quarter FY25 Adjusted EBITDA



$300mm
$275mm
$250mm
$225mm
$200mm
$175mm
$150mm
$166mm
$261mm
$286mm
(HSD%) Volumes Partially Offset By Favorable ASP
Unfavorable Fixed Cost Absorption & Raw Material Headwinds
North America Segment EBITDA ($26mm)
ANZ Sales Growth & Margin Expansion; Partially Offset By Unfavorable Philippines +$5mm
Underlying Growth, More than Offset By Favorable PY Rebate True-Up ($2mm)
~$0mm
$263mm
Q2 FY20 (Pre-Pandemic)
Q2 FY23
Q2 FY24
Lower Sales
Underlying Profitability Change
Start-Up Costs
Asia Pacific Adjusted EBITDA
Europe EBITDA
Adjusted General Corporate and R&D
Q2 FY25

Comparing Against Record Q2 Adjusted EBITDA and Managing Decisively to Mitigate Market Headwinds

Note: Impact from lower sales in North America represents the change in sales multiplied by Q2 FY24 EBITDA margin. ANZ refers to the collective performance of our business in Australia and New Zealand. The words underlying growth for Europe refer to segment results before considering the prior year benefit of a €3.3mm customer rebate true-up.

JamesHardie
10 | Q2 FY25 Earnings Presentation

North America Fiber Cement Results



	Q2 FY25	Q2 FY24	vs. PY
Net Sales ($mm)	$695.8	$734.4	(5%)
Sales Volume	717.4 mmsf	773.2 mmsf	(7%)
Average Net Sales Price	$965 /msf	$944 /msf	+2%
EBIT ($mm)	$201.9	$232.7	(13%)
EBIT Margin %	29.0%	31.7%	(270bps)
D&A ($mm)	$38.2	$33.4	+14%
EBITDA ($mm)	$240.1	$266.1	(10%)
EBITDA Margin %	34.5%	36.2%	(170bps)

Key Drivers

- ✓ **Delivered volumes in line with guidance**
  - Exteriors declined (**HSD%**)
  - Interiors declined (**HSD%**)
- ✓ **Favorable ASP**
- ✓ **Delivered EBIT margins within guidance**
  - ~(70bps) Incremental D&A impact to EBIT margin
- ✓ **Results and drivers in line with expectations**
  - Investing for growth and managing decisively
  - Manufacturing & procurement HOS savings
  - Unfavorable raw materials (pulp, cement) and labor headwinds
  - Unfavorable cost absorption with lower volume
  - ~(25bps) Start-Up Costs Impact to EBITDA Margin

Managing Decisively and Investing for Growth Ahead of a Recovery

JamesHardie
11 | Q2 FY25 Earnings Presentation

Asia Pacific Fiber Cement Results



	Q2 FY25	Q2 FY24	vs. PY
Net Sales ($mm)	$148.4	$147.4	**+1%**
Net Sales (A$)			(2%)
Net Sales (A$) – Australia & New Zealand			*+MSD%*
Sales Volume	128.1 mmsf	142.5 mmsf	(10%)
Sales Volume – Australia & New Zealand			*+LSD%*
Average Net Sales Price	A$1,536 /msf	A$1,401 /msf	+10%
Adj. EBIT ($mm)	$49.3	$44.4	**+11%**
Adj. EBIT Margin %	33.3%	30.2%	+310bps
D&A ($mm)	$4.7	$4.2	+12%
Adj. EBITDA ($mm)	$54.0	$48.6	**+11%**
Adj. EBITDA Margin %	36.5%	33.0%	+350bps

Key Drivers

- ✓ **Australia & New Zealand combined for +LSD% volume growth, favorable ASP and +MSD% sales growth in local currency**
- Lower **Philippines** volumes primarily resulting from winding down commercial operations

- ✓ **Gaining share and finding efficiencies in soft markets.**
  - Capturing the value that our products demand in the market; favorable geographic mix
  - Driving HOS savings to fund growth investments
  - **Australia & New Zealand** EBIT grew **double-digits** with over **+200bps** of margin expansion
  - ~(30bps) Incremental D&A Impact to EBIT Margin

Growing Top Line and Expanding Margins in Core Markets

Note: Financial figures above are presented in millions of US$, unless otherwise noted. For more information regarding segment financial performance in A$, please see the current quarter's Management's Analysis of Results.

JamesHardie 12 | Q2 FY25 Earnings Presentation

Europe Building Products Results



	Q2 FY25	Q2 FY24	vs. PY
Net Sales ($mm)	$116.6	$117.0	--%
Net Sales (€)			(1%)
Sales Volume	173.1 mmsf	175.0 mmsf	(1%)
Average Net Sales Price	€506 /msf	€486 /msf	+4%
EBIT ($mm)	$8.9	$12.5	(29%)
EBIT Margin %	7.5%	10.7%	(320bps)
D&A ($mm)	$8.1	$6.9	+17%
EBITDA ($mm)	$17.0	$19.4	(12%)
EBITDA Margin %	14.5%	16.7%	(220bps)

Key Drivers

- ✓ **Delivered +LSD% underlying sales growth**
  - Fiber Gypsum Down **(LSD%)** in local currency, up **+LSD%** on an underlying basis.
  - Fiber Cement Up **+HSD%** in local currency
- ✓ **YTD High-Value Products (HVP) sales are up +HSD% in local currency**
- ✓ **Favorable ASP**
- ✓ **Margins roughly even with the prior year on an underlying basis**
  - ~(100bps) Incremental D&A Impact to EBIT Margin
  - Modest favorability in energy costs
  - Investing in sales teams to support HVP growth

Our High Value Products Focus Drove Positive Volumes and ASP in 1H FY2025

Note: Financial figures above are presented in millions of US$, unless otherwise noted. For more information regarding segment financial performance in Euros (€), please see the current quarter's Management's Analysis of Results. The word underlying refers to segment results before considering the prior year benefit of a €3.3mm customer rebate true-up.

JamesHardie
13 | Q2 FY25 Earnings Presentation

Cash Generation & Capital Allocation

Generate Cash

- ✓ **$549mm** YTD Adjusted EBITDA
- ✓ **$364mm** YTD Operating Cash Flow, including the impact of ($60mm) of payments made by AICF
- ✓ **$368mm** of Cash on Balance Sheet
- ✓ Enhanced focus on driving value and cash profitability

James Hardie Capital Allocation Framework

1) Invest in Organic Growth

✓ **45% Adjusted ROCE (Avg. FY20-FY24)**

- ❑ Evaluate capacity using **robust returns criteria**
- ❑ FY25 Capacity Actions to **Support Growth**
  - **Continue** Prattville, AL expansion
  - **Continue** Orejo, ES expansion
  - **Begin** Cleburne, TX expansion
  - **Plan** Crystal City, MO greenfield

2) Maintain Flexible Balance Sheet

- ✓ Net leverage ratio of **0.68x**
- ✓ **~$600mm** of Available Capacity on Revolver
- ✓ **Well-positioned** to fund capital allocation priorities

3) Deploy Excess Capital to Shareholders

- ✓ **Increased** share repurchase program **to $300mm** during 1Q and **deployed the remaining $75mm** to share repurchases during 2Q
- ✓ **New $300mm** share repurchase program authorized in November 2024

4) Positioned for M&A To:

- ❑ **Accelerate** Our Current Strategy
- ❑ **Enhance** Our Value Proposition
- ❑ **Create** Long-Term Financial Value

Diligent Stewards of Investor Capital

JamesHardie™ Note: Cash on Balance Sheet refers to cash and cash equivalents and excludes restricted cash.
14 | Q2 FY25 Earnings Presentation

Guidance

	2H FY25	FY25
North America Volume	1.48+ bnsf	2.95+ bnsf (low end unchanged)
North America EBIT Margin	28.5%+	29.3%+ (low end raised from 29.0%)
Total Adjusted Net Income	$300mm+	$635mm+ (low end raised from $630mm)
Capital Expenditures		$420-440mm (prev. $500-550mm)

FY25 Volume Within Originally Provided Range
3Q FY25 Volume Sequentially Above 2Q FY25
Improved Margin and Profit Guidance



JamesHardie

Note: Our original guidance for Total Adjusted Net Income assumed the Philippines would manufacture and continue commercial operations throughout the full fiscal year. Total Adjusted Net income guidance for the full year FY25 assumes ~$25mm (prev. $25mm to 29mm) of adjusted net interest expense and a 23.0% to 24.0% (prev. 23.0 to 24.5%) adjusted effective tax rate.

15 | Q2 FY25 Earnings Presentation

16 Q2 FY25 Earnings Presentation Note: Double-Digit revenue growth Includes an assumption for low single-digit % market growth, +4pp of market outperformance, and mid-single digit contribution from growth in average sale price per unit. References to increases in North America adjusted EBITDA and adjusted EBITDA margin expansion are vs. FY24. Increasing North America adjusted EBITDA by 3x incorporates management estimates for double-digit sales growth supported by capacity additions and underlying profitability improvements. Planning Assumptions & Aspirations Planning for Recovery and Growth in the Years Ahead FY26 Planning Assumptions North America Net Sales Growth Growth vs. FY25 North America Adjusted EBITDA Margin Expansion vs. FY25 Long-Term Aspirations Double-Digit % +500bps vs. FY24 North America Adjusted EBITDA ($mm) Growth vs. FY25 3x vs. FY24 Total Adjusted EBITDA ($mm) Growth vs. FY25

17 Q2 FY25 Earnings Presentation We Are Positioned to Accelerate Growth Long-Term Shareholder Value Creation We Have the Right Strategy We Aspire to Deliver Profitable Growth We Are Anchoring on Bold Ambitions Long-Term Value Creation Homeowner Focused, Customer and Contractor Driven +DD% +500bps $ $ $ $$ 3x Revenue Adj. EBITDA Margin Returns North America Adjusted EBITDA Note: “Homes” refers to the conceptual number of cumulative homes with Hardie® siding in North America based on total sales volumes and housing intensity of 2,600 sqft of siding per home. Double-Digit North America revenue growth includes an assumption for low single-digit % market growth, +4pp of market outperformance, and mid-single digit contribution from growth in average sale price per unit. References to increases in North America adjusted EBITDA and adjusted EBITDA margin expansion are vs. FY24. Increasing North America adjusted EBITDA by 3x incorporates management estimates for double-digit sales growth supported by capacity additions and underlying profitability improvements.

18 Q2 FY25 Earnings Presentation Q&A Aaron Erter Chief Executive Officer Rachel Wilson Chief Financial Officer

19 Q2 FY25 Earnings Presentation Non-GAAP Financial Measures This Earnings Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Earnings Release and Condensed Consolidated Financial Statements Financial Measures – GAAP Equivalents This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our consolidated financial statements is Operating income (loss). EBIT – Earnings (loss) before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Definitions ASP – Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities. ROCE - Return on Capital Employed; calculated as Adjusted EBIT / Adjusted Gross Capital Employed AICF – Asbestos Injuries Compensation Fund Ltd bnsf – sales volume in billion standard feet, where a standard foot is defined as a square foot of 5/16” thickness mmsf – sales volume in million standard feet, where a standard foot is defined as a square foot of 5/16” thickness msf – sales volume in thousand standard feet, where a standard foot is defined as a square foot of 5/16” thickness LSD – Low Single-Digits MSD – Mid-Single Digits HSD – High Single-Digits DD – Double-Digits D&A – Depreciation & Amortization expense

Non-GAAP Financial Measures

Adjusted EBIT and Adjusted EBITDA

US$ Millions	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
EBIT	$ 152.3	$ 223.4	$ 387.7	$ 457.3
Asbestos related expenses and adjustments	1.4	(3.5)	2.0	(3.2)
Restructuring expenses	57.3	20.1	57.3	20.1
Adjusted EBIT	$ 211.0	$ 240.0	$ 447.0	$ 474.2
Net sales	960.8	998.8	1,952.7	1,953.1
Adjusted EBIT margin	22.0%	24.0%	22.9%	24.3%
Depreciation and amortization	51.9	45.5	101.7	90.4
Adjusted EBITDA	$ 262.9	$ 285.5	$ 548.7	$ 564.6
Adjusted EBITDA Margin	27.4%	28.6%	28.1%	28.9%

Three and Six Months Ended 30 September

Adjusted net income

US$ Millions	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
Net income	$ 83.4	$ 151.7	$ 238.7	$ 309.5
Asbestos related expenses and adjustments	1.4	(3.5)	2.0	(3.2)
AICF interest income	(2.8)	(2.2)	(5.8)	(4.5)
Restructuring expenses	57.3	20.1	57.3	20.1
Tax adjustments[1]	17.7	12.8	42.4	31.5
Adjusted net income	$ 157.0	$ 178.9	$ 334.6	$ 353.4

Three and Six Months Ended 30 September

Adjusted diluted earnings per share

	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
Adjusted net income (US$ Millions)	$ 157.0	$ 178.9	$ 334.6	$ 353.4
Weighted average common shares outstanding - Diluted (millions)	432.3	440.8	433.4	441.8
Adjusted diluted earnings per share	$ 0.36	$ 0.41	$ 0.77	$ 0.80

Three and Six Months Ended 30 September

North America Fiber Cement Segment EBIT and EBITDA

US$ Millions	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
North America Fiber Cement Segment EBIT	$ 201.9	$ 232.7	$ 429.2	$ 450.3
North America Fiber Cement Segment net sales	695.8	734.4	1,425.1	1,429.2
North America Fiber Cement Segment EBIT margin	29.0%	31.7%	30.1%	31.5%
Depreciation and amortization	38.2	33.4	74.3	66.1
North America Fiber Cement Segment EBITDA	$ 240.1	$ 266.1	$ 503.5	$ 516.4
North America Fiber Cement Segment EBITDA Margin	34.5%	36.2%	35.3%	36.1%

Three and Six Months Ended 30 September

Asia Pacific Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA

US$ Millions	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
Asia Pacific Fiber Cement Segment EBIT	$ (8.0)	$ 44.4	$ 33.2	$ 90.9
Restructuring expenses	57.3	-	57.3	-
Asia Pacific Fiber Cement Segment Adjusted EBIT	$ 49.3	$ 44.4	$ 90.5	$ 90.9
Asia Pacific Fiber Cement Segment net sales	148.4	147.4	283.7	287.5
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	33.3%	30.2%	31.9%	31.6%
Depreciation and amortization	4.7	4.2	9.5	8.3
Asia Pacific Fiber Cement Segment Adjusted EBITDA	$ 54.0	$ 48.6	$ 100.0	$ 99.2
Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin	36.5%	33.0%	35.3%	34.5%

Three and Six Months Ended 30 September

Europe Building Products Segment EBIT and EBITDA

US$ Millions	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
Europe Building Products Segment EBIT	$ 8.9	$ 12.5	$ 21.1	$ 24.3
Europe Building Products Segment net sales	116.6	117.0	243.9	236.4
Europe Building Products Segment EBIT margin	7.5%	10.7%	8.6%	10.3%
Depreciation and amortization	8.1	6.9	15.6	13.9
Europe Building Products Segment EBITDA	$ 17.0	$ 19.4	$ 36.7	$ 38.2
Europe Building Products Segment EBITDA Margin	14.5%	16.7%	15.0%	16.2%

Three and Six Months Ended 30 September

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

JamesHardie

20 | Q2 FY25 Earnings Presentation

Non-GAAP Financial Measures

Adjusted General Corporate costs

US$ Millions	Three and Six Months Ended 30 September			
	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
General Corporate costs	$ 41.2	$ 57.1	$ 77.0	$ 90.8
Less:				
Restructuring expenses	-	(20.1)	-	(20.1)
Asbestos related expenses and adjustments	(1.4)	3.5	(2.0)	3.2
Adjusted General Corporate costs	$ 39.8	$ 40.5	$ 75.0	$ 73.9

Adjusted interest, net

US$ Millions	Three and Six Months Ended 30 September			
	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
Interest, net	$ 1.9	$ 4.5	$ 3.6	$ 10.3
AICF interest income	(2.8)	(2.2)	(5.8)	(4.5)
Adjusted interest, net	$ 4.7	$ 6.7	$ 9.4	$ 14.8

Adjusted effective tax rate

US$ Millions	Three and Six Months Ended 30 September			
	Q2 FY25	Q2 FY24	6 Months FY25	6 Months FY24
Income before income taxes	$ 150.4	$ 220.8	$ 384.3	$ 449.2
Asbestos related expenses and adjustments	1.4	(3.5)	2.0	(3.2)
AICF interest income	(2.8)	(2.2)	(5.8)	(4.5)
Restructuring expenses	57.3	20.1	57.3	20.1
Adjusted income before income taxes	$ 206.3	$ 235.2	$ 437.8	$ 461.6
Income tax expense	67.0	69.1	145.6	139.7
Tax adjustments[1]	(17.7)	(12.8)	(42.4)	(31.5)
Adjusted income tax expense	$ 49.3	$ 56.3	$ 103.2	$ 108.2
Effective tax rate	44.5%	31.3%	37.9%	31.1%
Adjusted effective tax rate	23.9%	23.9%	23.6%	23.4%

Net Leverage Ratio

US$ Millions	30 September	
	FY25	FY24
Numerator:		
Total principal amount of debt	$ 1,140.9	$ 963.2
Less: Cash and cash equivalents	(368.1)	(154.3)
Add: Letters of credit and bank guarantees	6.1	6.3
Total	$ 778.9	$ 815.2
Denominator: (Trailing 12 months)		
EBIT	$ 697.8	$ 750.8
Asbestos related expenses and adjustments	158.5	56.2
Restructuring expenses	57.3	20.1
Depreciation and amortization	196.3	179.9
Stock compensation - equity awards	28.2	22.5
Total	$ 1,138.1	$ 1,029.5
Net Leverage ratio	0.68x	0.79x

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

JamesHardie
21 | Q2 FY25 Earnings Presentation

22 Q2 FY25 Earnings Presentation A$ Millions Q2 FY25 Q2 FY24 6 Months FY25 6 Months FY24 Asia Pacific Fiber Cement Segment EBIT (11.0)A$ 67.9A$ 51.5A$ 137.4A$ Restructuring expenses 84.7 - 84.7 - Asia Pacific Fiber Cement Segment Adjusted EBIT 73.7A$ 67.9A$ 136.2A$ 137.4A$ Asia Pacific Fiber Cement Segment net sales 221.5 225.1 426.8 434.8 Asia Pacific Fiber Cement Segment Adjusted EBIT margin 33.3% 30.2% 31.9% 31.6% Depreciation and amortization 7.1 6.4 14.3 12.5 Asia Pacific Fiber Cement Segment Adjusted EBITDA 80.8A$ 74.3A$ 150.5A$ 149.9A$ Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin 36.5% 33.0% 35.3% 34.5% € Millions Q2 FY25 Q2 FY24 6 Months FY25 6 Months FY24 Europe Building Products Segment EBIT 8.0€ 11.5€ 19.4€ 22.3€ Europe Building Products Segment net sales 106.1 107.5 224.3 217.2 Europe Building Products Segment EBIT margin 7.5% 10.7% 8.6% 10.3% Depreciation and amortization 7.4 6.4 14.3 12.8 Europe Building Products Segment EBITDA 15.4€ 17.9€ 33.7€ 35.1€ Europe Building Products Segment EBITDA Margin 14.5% 16.7% 15.0% 16.2% Europe Building Products Segment EBIT and EBITDA Asia Pacific Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA Three and Six Months Ended 30 September Three and Six Months Ended 30 September Non-GAAP Financial Measures